

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of October 31, 2025

The principal balances and results accumulated for the period ending October 2025 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,172,682
Loans and accounts receivables from customers and banks, net	39,557,025
Loans and accounts receivables from customers at fair value, net	246,511
Financial instruments	10,137,671
Financial derivative contracts	10,366,579
Other asset ítems	7,949,108
Total assets	**70,429,576**

Principal liabilities	MCh$
Deposits and other demand liabilities	12,745,597
Time deposits and other time liabilities	17,334,333
Issued debt and regulatory capital instruments	10,387,126
Financial derivative contracts	10,683,661
Other liabilities ítems	14,531,751
Total equity	4,747,108
Total liabilities and Equity	**70,429,576**

Equity attributable to:	
Equity holders of the Bank	4,630,526
Non-controlling interest	116,582

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,678,713
Net fee and commission income	490,099
Result from financial operations	230,573
Total operating income	**2,399,385**
Provision for loan losses	(473,364)
Support expenses	(782,351)
Other results	(72,422)
Income before tax	**1,071,248**
Income tax expense	(168,505)
Net income for the period	**902,743**

Attributable to:	
Equity holders of the Bank	889,629
Non-controlling interest	13,114


JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ANDRES TRAUTMANN B.
Chief Executive Officer




BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Octubre de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Octubre de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.172.682
Créditos y cuentas por cobrar a clientes y bancos	39.557.025
Créditos y cuentas por cobrar a clientes a valor razonable	246.511
Instrumentos financieros	10.137.671
Contratos de derivados financieros	10.366.579
Otros rubros del activo	7.949.108
Total Activos	**70.429.576**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	12.745.597
Depósitos y otras captaciones a plazo	17.334.333
Instrumentos de deuda y capital regulatorio emitidos	10.387.126
Contratos de derivados financieros	10.683.661
Otros rubros del pasivo	14.531.751
Total patrimonio	4.747.108
Total Pasivos y Patrimonio	**70.429.576**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.630.526
Interés no controlador	116.582

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.678.713
Ingresos netos de comisiones	490.099
Resultado de operaciones financieras	230.573
Total ingresos operacionales	**2.399.385**
Gasto de pérdidas crediticias	(473.364)
Gastos de apoyo	(782.351)
Otros resultados	(72.422)
Resultado antes de impuesto	**1.071.248**
Impuesto a la renta	(168.505)
Utilidad consolidada del periodo	**902.743**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	889.629
Interés no controlador	13.114

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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